MAIL STOP 4-6

      December 16, 2004

Jay Elliot
Powerhouse Technologies Group, Inc.
2694 Bishop Drive, Suite 270
San Ramon, California 94583

Re:	Powerhouse Technologies Group, Inc.
	Registration Statement on Form SB-2/A
	File No. 333-118242
	Filed on December 8, 2004

Dear Mr. Elliot,

      This is to advise you that we limited our review of the above captioned registration statement to the matters identified below and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or why revisions are unnecessary. Please be as detailed as necessary in your explanation. Please file a supplemental response. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Risk Factors, page 5

   Litigation Risks, page 9
1. We refer you to prior comment 7. Please revise the risk factor addressing the Proctor Litigation to include a descriptive subheading that specifically discloses the risk to investors. Also, to put the risk in context, please provide a brief description of the litigation, including an explanation of why the litigation may result in increased capital of the company and could deflate the market price of the common stock. Also, revise to expand your discussion regarding the potential "adverse impact" on your shareholders.
For
example, would an unsuccessful result in the proctor litigation result in a change in control or dilute the interest of shareholders?
If so, please explain.
Form 10-QSB/A for the Period Ended September 30, 2004

Item 3:  Controls and Procedures, page 15
2. Please expand your disclosure to explain when the material weakness first occurred and when the material weakness was discovered. Since you disclosed that your controls and procedures were not effective for the period ended June 30, 2004, is the amended quarterly report for the period ended June 30, 2004 inconsistent with the disclosure that is provided in this quarterly report?
3. We note that you retained an outside form of accounting consultants to support and extend the capabilities of the internal staff. Please describe what these consultants did and how these actions supported and extended the capabilities of the internal staff. What capabilities and activities of the internal staff needed the enhancement of the consultants? Clarify whether the consultants were responsible for creating the comprehensive set of accounting procedures. What do you mean in referring to a "comprehensive set of financial procedures" and how do they differ from the procedures that were previously in place? Also, if applicable, disclose whether your audit committee was involved in establishing the accounting procedures, and if so, explain the audit committees` role.
4. You disclose that the "[c]ompany prepared a comprehensive set of accounting procedures in connection with assuring the timely, complete and accurate recording of all of its transactions and the preparation of and filing of its required reports under the Exchange
Act." Please summarize the referenced accounting procedures and clarify whether the procedures have been implemented. Also, disclose the basis for your belief that these accounting procedures have corrected your material weaknesses.
Closing Comments

      Any requests for acceleration should be submitted after resolution of substantially all outstanding comments and should be provided approximately 48 hours before the desired time of effectiveness.

 	File a pre-effective amendment in response to these comments. Provide a cover letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. We may have comments after reviewing your revised materials and your responses.
 	Please contact Jeffrey B. Werbitt at (202) 942-1957 with any questions. If you need additional assistance, please contact the undersigned at (202) 942-1818 or Barbara C. Jacobs, Assistant Director, at (202) 942-1800.

								Sincerely,



								Mark P. Shuman
								Branch Chief-Legal

cc:	Via facsimile: (212) 504-6666
	Gerald A. Eppner, Esquire
	Cadwalader, Wickersham & Taft LLP
	100 Maiden Lane
	New York, New York

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Powerhouse Technologies Group, Inc.
Form SB-2/A
December 16, 2004
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